UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

October 31, 2023

Today, the Board of Directors of AENZA S.A.A. (“AENZA”) approved the intention to delist AENZA’s securities from the New York Stock Exchange (“NYSE”), terminate its registration with the U.S. Securities and Exchange Commission (“SEC”), and terminate its American Depositary Shares (“ADS”) program.

AENZA believes that delisting and deregistration of the ADSs from the U.S. markets will be more efficient for the company, taking into account the low liquidity of the ADSs and the high costs of maintaining the listing and registration on an annual basis. AENZA’s common shares will continue to be listed on the Lima Stock Exchange.

The process for delisting from the NYSE, deregistration from the SEC and termination of the ADS program has not been initiated yet and is expected to take time, require filings and notifications, and compliance with certain requirements. AENZA cannot provide assurances at this time as to whether or when these actions will be consummated.

This decision does not alter the company’s long-term plans. On the contrary, it allows AENZA to allocate resources more efficiently to execute its strategy for growth and regional leadership. By remaining listed on the Lima Stock Exchange, AENZA reinforces its commitment to focus on the local and regional market, where the company has significant presence and proven experience.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	October 31, 2023

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